UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30601 / July 16, 2013

In the Matter of

AMERICAN FAMILY LIFE INSURANCE COMPANY, ET AL.
6000 American Parkway
Madison, Wisconsin 53783-0001

(812-14109)

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
American Family Life Insurance Company (the "Company"), American Family Variable
Account I (the "Life Account"), and American Family Variable Account II (the "Annuity
Account") (together, the "Applicants"), filed an application on January 8, 2013, and filed an
amended and restated application on May 16, 2013. Applicants sought an order pursuant to
Section 26(c) of the Investment Company Act of 1940 approving the substitution of shares of the
Vanguard Money Market Portfolio of the Vanguard Variable Insurance Fund for Initial Class
Shares of the Fidelity Variable Insurance Products Money Market Portfolio of the Fidelity
Variable Insurance Products Fund , currently held by the Life Account and the Annuity Account
to support variable life insurance and annuity contracts issued by the Company.

A notice of the filing of the application was issued on June 20, 2013 (Rel. No. IC-30564). The
notice gave interested persons an opportunity to request a hearing and stated that an order
disposing of the application would be issued unless a hearing should be ordered. No request for
a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the approval of the substitutions is
appropriate in the public interest and consistent with the protection of investors and the purposes
fairly intended by the policy and provisions of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the 1940 Act, that the proposed substitutions by
American Family Life Insurance Company, et al. (812-14109) are approved;

For the Commission, by the Division of Investment Management, pursuant to delegated
authority.

Kevin M. O'Neill
Deputy Secretary